Exhibit 11.1

Computation of Loss Per Share

(Amounts in thousands except per share amounts)

Basic loss per common share for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2006	2005	2004
Net loss	$(10,856)	$(23,754)	$(44,624)

Weighted average common shares outstanding	124,801	104,779	94,638

Basic loss per common share	$(0.09)	$(0.23)	$(0.47)

Diluted loss per common share for the fiscal years ended December 31, 2006, 2005 and 2004 are as follows:

	Years ended December 31,
	2006	2005	2004
Net loss	$(10,856)	$(23,754)	$(44,624)

Weighted average common shares outstanding	124,801	104,779	94,638
Dilutive securities (1)(2)
Diluted average common shares outstanding	124,801	104,779	94,638

Diluted loss per common share (1)(2)	$(0.09)	$(0.23)	$(0.47)

(1)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2006, 2005 and 2004, the assumed exercise of dilutive securities (in-the-money stock options) is not taken into consideration, as its effect is anti-dilutive. Had these been exercised, 2.3 million, 1.6 million and 2.6 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2006, 2005 and 2004, respectively.
(2)	For purposes of calculating the dilutive loss per common share for the fiscal years ended December 31, 2006, 2005 and 2004, the assumed conversion of 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notes due 2007 is not taken into consideration as their effect is anti-dilutive. Had the 4.50% Convertible Notes due 2005 and 5.45% Convertible Plus Cash Notes due 2007 been converted, 6.0 million, 14.2 million and 17.2 million additional shares of common stock would have been assumed outstanding for each of the years in the fiscal years ended December 31, 2006, 2005 and 2004, respectively.